Exhibit 99.2

Confidential – Subject to FRE 408 and equivalents  Request for Proposal  August 2022 Exhibit 99.2

Table of Contents Confidential – Subject to FRE 408 and equivalents I. Introduction II. Company Overview III. Business Plan & DIP Sizing Analysis IV. Appendix

Confidential – Subject to FRE 408 and equivalents Evercore Contacts Evercore 55 East 52 nd St. New York, NY 10055 (212) 857 - 3100 Avinash D’Souza Senior Managing Director (917) 209 - 1499 Dsouza@Evercore.com Karl Nagy Vice President (412) 965 - 4454 Karl.Nagy@Evercore.com Daniel Aronson Senior Managing Director (917) 826 - 9071 Daniel.Aronson@Evercore.com Elliot Ross Managing Director (516) 298 - 1015 E lliot.Ross@evercore.com Any communication or inquiries related to these materials should be directed to Evercore. The Company should not be contacted. Any questions regarding this financing transaction should be referred to: Samuel Glassman Associate (347) 602 - 0834 Samuel.Glassman@evercore.com

Confidential – Subject to FRE 408 and equivalents I. Introduction II. Company Overview III. Business Plan & DIP Sizing Analysis IV. Appendix

Confidential – Subject to FRE 408 and equivalents Executive Summary Note: As used herein, the “Company” or “Altera” refers to Altera Infrastructure LP (“TopCo”), together with its direct and in dir ect subsidiaries. “Altera FFTA” or “FFTA” refers to, collectively, Altera Infrastructure LP, Altera Infrastructure Holdings LLC and their subsidiaries in the FPSO, FSO, Towage an d A ccommodations businesses but excludes Altera Shuttle Tankers LLC and its subsidiaries (collectively, “ShuttleCo”) ● Altera Infrastructure LP (collectively with its subsidiaries, “Altera” or the “Company”) is currently engaged in active dialo gue with its key constituents regarding a balance sheet restructuring o The Company is contemplating a reorganization that includes an equitization or cancellation of certain HoldCo - level debt and the reprofiling of debt service of certain vessel - level debt facilities of its FPSO, FSO, Towage and Accommodations businesses ─ The transaction contemplates no changes to the terms of any debt facilities at Altera Shuttle Tankers LLC and its subsidiarie s o The Company may effectuate the reorganization through a chapter 11 filing as early as mid - August (the “Filing Date”) ● Evercore Group L.L.C. (“Evercore”) is seeking proposals on the behalf of the Company for a debtor - in - possession facility (the “D IP Facility” or the “DIP”) to fund operations during a possible Chapter 11 process o The Company is seeking commitments for a $50 to $60 million DIP Facility o Intended use of proceeds: ─ Fund working capital needs and other general corporate purposes, and ─ Pay transaction costs and expenses related to the chapter 11 process o The Company is seeking a 180 - day term for the DIP Facility, but will work towards emerging from bankruptcy in a meaningfully shorter timeframe o The Company expects the DIP to be committed and documented, subject to bankruptcy court approval, prior to the Filing Date ● We invite you to submit a written, non - binding, preliminary proposal (the “Proposal”) to provide the DIP Facility ● Proposals will be reviewed on a rolling basis after receipt but must be submitted no later than August 7, 2022 1

Confidential – Subject to FRE 408 and equivalents Request for Information As part of the Proposal, please provide your view on the following: ● Lender(s) ● Size ● Term ● Interest Rate ● Fees ● Prepayments ● Security and Priority ● Financial Covenants, if any ● Milestones, if any ● Expected Diligence Requirements 2

Illustrative DIP Term Sheet

Borrower / Guarantors	■ Borrower: Altera Infrastructure Holdings LLC ("IntermediateCo") ■ Guarantors: Altera Infrastructure LP ("TopCo"), all subsidiary debtors, and certain material non-debtor subsidiaries to be agreed
Size / Structure	■ $50 to 60 million secured term loan facility, a portion of which would be delayed-draw
Collateral	■ First priority liens on all unencumbered assets, including (subject to entry of a final DIP order) proceeds of avoidance actions ■ Third priority liens (after existing secured claims and adequate protection liens in favor of existing secured parties) on all collateral of existing secured facilities (including IntermediateCo RCF and PIK Notes and FFTA vessel-level facilities) ■ DIP superpriority claims junior to the existing secured parties' prepetition claims and adequate protection claims on their own collateral ■ All DIP liens/claims subject to the carve out
Maturity	■ Earlier of 180 days after the Petition Date and the Effective Date
Rate / Fees	■ Interest Rate: SOFR+[●]% (no floor) ■ Exit Fee: [●]% of aggregate amount outstanding
EOD / Cash Management	■ Customary events of default and cash collateral termination events
Covenants / Other Terms	■ Customary covenants and other provisions, to be based on existing IntermediateCo RCF obligations
Adequate Protection	■ Prepetition secured parties granted adequate protection liens/claims (i) senior to DIP liens/claims as to their own collateral and (ii) junior as to unencumbered assets ■ Includes payment of fees and expenses of advisors to prepetition secured parties, cash-pay interest (at the non-default rate), and customary waivers and claim/lien stipulations

3

EVERCORE

Confidential – Subject to FRE 408 and equivalents

Summary of Altera's Organizational Structure

Altera Infrastructure LP
"TopCo"

	Amt.
8.500% Notes due 2023	$276
Guaranteed Claims	1,334
Total TopCo Debt	**$1,610**
Preferred Equity (1)	400
Total TopCo Debt + Pref	**$2,010**

Contemplated transaction will cancel, equitize, or otherwise address all debt, preferred equity, and guarantee claims at TopCo and IntermediateCo

Borrower under proposed DIP Facility

Altera Infrastructure Holdings LLC
"IntermediateCo"

	Amt.
11.500% PIK Notes (2)	$737
IntermediateCo RCF	32
Total Int. Co Debt	**$769**

ShuttleCo bonds due 2025 prohibit dividends from ShuttleCo to IntermediateCo

Altera Shuttle Tankers LLC
"ShuttleCo"

	Amt.
Total Vessel Debt	**$1,286**
Unsecured Notes	$449
Brookfield PIK Notes	70
Total Unsecured	**$519**
Total ShuttleCo Debt	**$1,804 (4)**

FPSO, FSO, Towage & Accommodations

	Amt.
Total Vessel Debt	$565
Libra HoldCo Debt	92 (4)
JV Debt (3)	231 (4)
Total Debt	**$888**

Contemplated transaction will reprofile vessel-level facilities to align cash flows and debt service

Note: Debt and preferred equity balances as of March 31, 2022; excludes certain tranches that have been repaid in full as of 7/1/2022
(1) Represents book value
(2) Excludes any make whole claims
(3) Reflects Altera's 50% share of JV Debt
(4) Borrowers under such debt not contemplated to be debtors in connection with potential chapter 11 cases

US$ in millions

☆ Denotes Altera FFTA

4

Confidential – Subject to FRE 408 and equivalents

EVERCORE

Confidential – Subject to FRE 408 and equivalents I. Introduction II. Company Overview III. Business Plan & DIP Sizing Analysis IV. Appendix

Altera Infrastructure Group Overview

Altera Infrastructure Overview

1997	Stavanger	~2,300	9	42[1]
Established	Corporate Center	Employees	Offices	Vessels

- 6x FPSOs incl. JVs
- 3x FSOs
- 8x ALP / Towage
- 24x Shuttle Tankers


FPSO Knarr


FPSO Petrojarl 1


Shuttle Tanker Aurora Spirit


Altera locations

Group Structure

- ☆ Altera Infrastructure LP "TopCo"
  - ☆ Altera Infrastructure Holdings LLC "IntermediateCo"
    - Altera Shuttle Tankers LLC "ShuttleCo"
    - ☆ FPSO, FSO, Towage & Accommodations business segments

☆ Denotes Altera FFTA

(1) Total vessel count includes Arendal (accommodations vessel)

5

EVERCORE

Confidential – Subject to FRE 408 and equivalents

Altera provides services in the offshore value chain that, unlike exploration, are not directly correlated with oil prices



1 Floating Production, Storage and Off-loading (FPSOs)
2 Floating Storage and Off-loading (FSOs)
3 Shuttle Tankers
EXPLORATION
PRODUCTION
Seismic
Exploration / Drilling
Subsea
Production
Storage
Transportation
Terminals
More sensitive to oil prices
Less sensitive to oil prices
4 DP Towing Vessels
5 Unit for Maintenance and Safety (UMS)

- The Company owns and operates maritime assets providing critical infrastructure to offshore oil regions including the North Sea, Brazil and the East Coast of Canada
- The Company is comprised of the following segments:
  1. FPSOs
  2. FSOs
  3. Shuttle Tankers
  4. Towage
  5. UMS (Accommodations)
- Altera's strategy centers around growing and deploying its fleet of shuttle tankers and FPSOs on medium- to long-term contracts
  - Multi-year contracts protect Altera's cash flows in cyclical downturns but limit upside when energy prices rally
- Towage vessels operate on spot market and performance is tied to drilling activity, FPSO contract awards, FSRU and FLNG projects, and decommissioning of fields
  - Because projects have long-lead times, towage is also not directly impacted by commodity cycles

Shuttle tankers are "floating pipelines"



Shuttle tanker
Oil field installation
Pipeline
Refinery / Terminal

Specialized vessels and operations



6

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Confidential – Subject to FRE 408 and equivalents

Confidential – Subject to FRE 408 and equivalents Gross Revenue by Segment (1) Adjusted EBITDA (1) Consolidated Historical Financial Overview Net Debt to Adj. EBITDA (Ex. JVs) (3) Total Liquidity (4) ShuttleCo FFTA (1) Revenue / EBITDA presented on IFRS basis; Gross Revenue not net of voyage expenses; Adj. EBITDA includes realized gain/loss o n d erivatives and other one - time items (2) Reflects Company’s proportionate share of FPSO JV EBITDA (3) Net debt amounts exclude JV debt and restricted cash, and include Brookfield debt and Wave/Wind finance lease; Adj. EBITDA do es not include JV contribution (4) Total Liquidity defined as cash plus revolver availability (5) Consolidated minimum liquidity covenant calculated as 5% of gross debt (excluding related party debt) ShuttleCo FFTA ShuttleCo FFTA Consolidated (Ex. JVs) ShuttleCo 283 274 238 234 292 224 218 274 98 101 96 93 $673 $599 $552 $601 2019 2020 2021 Q1'22 LTM 139 169 124 132 166 66 67 39 $304 $236 $191 $171 165 169 135 135 2019 2020 2021 Q1'22 5.2x 6.8x 7.2x 6.6x 4.7x 5.9x 7.0x 7.2x 2019 2020 2021 Q1'22 LTM 550 543 513 510 703 639 638 692 $1,253 $1,182 $1,151 $1,202 2019 2020 2021 Q1'22 LTM Min. Liquidity Covenant (5) Commentary ● Declining revenue and EBITDA (and increasing leverage) from 2019 - 2021 attributable to FPSO contract expirations and the sale of older shuttle tankers Partially offset by moderate improvement from rising energy prices through oil - price tariffs within FPSO firm contracts, but upside limited by negotiated caps and expirations ● Revenue and profitability limited by a weak towage market, which has historically resulted in losses within the segment ● Liquidity has declined as operating cash flows have weakened and have been insufficient to cover debt service Partially offset by contributions from Brookfield in form of new capital and PIK’ing of interest US$ in millions JVs (FFTA) (2) 7

Confidential – Subject to FRE 408 and equivalents Altera FFTA Section I.A 8

Description of Operations

		Description	Vessels
Floating Production, Storage and Off-loading (FPSOs)		• Production facilities employed to develop oil fields that typically are marginal or remote from existing pipeline infrastructure	• Petrojarl Knarr* • Petrojarl 1 • Piranema Spirit* • Voyageur Spirit* • Libra (JV) • Itajai (JV)
Floating Storage and Off-loading (FSOs)		• FSO units provide on-site storage for oil field installations and are generally used in tandem with fixed or floating production systems that do not have sufficient oil storage capacity	• Randgrid (Gina Krog) • Suksan Salamander • Falcon Spirit
Towage		• Long-distance towage and offshore installation vessels are used for the towage, station-keeping, installations and decommissionings	• ALP Keeper • ALP Defender • ALP Sweeper • ALP Striker • ALP Centre • ALP Guard • ALP Winger • ALP Forward
Accommodations (UMS)		• UMS are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations	• Arendal Spirit

* Indicates Vessel is in Lay-Up

9

EVERCORE

Confidential – Subject to FRE 408 and equivalents

Confidential – Subject to FRE 408 and equivalents ShuttleCo Section I.B 10

Confidential – Subject to FRE 408 and equivalents 10% Current Shuttle Fleet Size by Owner (# of vessels) – Top 7 Market Share (share of owned vessels in region) (1) Global fleet with operations in North Sea, Canada, and Brazil 100% 46% 27% Global Fleet North Sea Canada Brazil Altera Other Source: Rystad and Altera (1) Share of owned active vessels in the region in whole year 2021 plus current orderbook (2) Including 1 in - chartered vessel 6 2 26 18 13 5 3 2 2 3 4 1 2 29 24 17 5 4 2 2 0 5 10 15 20 25 30 35 Knutsen NYK Altera AET VikenMol Tsakos Group Elka SNS On Order Trading Fleet LNG Fueled 2 LNG fueled on order 2 LNG fueled vessels 6 LNG fueled vessels (2) 11

Contract Strategy with Mix of CoA and Time Charter Contracts

Altera Shuttle Tankers' Fleet By Region


3
4
13
4
North Sea
Brazil
Canada
Other

Altera 2021 EBITDA contribution by contract type


1%
43%
52%
CoA
TC
Conventional/Bareboat

Altera Shuttle Tankers' Revenue Model

1. **Time Charters – 11 vessels (Shell, Equinor, East Coast Canada Consortium)**
   - Firm contract with specified day rate
   - Multi-year contracts, normally with extension options
   - Altera operates vessel and provide crews
2. **"CoA" – 10 vessels (multi-client)**
   - Unique, niche business model in the North Sea where Altera is the market leader
   - Firm contract with specified day rate per customer for all liftings from a designated field
   - Most contracts include day rate escalation clauses
   - Nominations are voyage-specific (i.e. 4-10 days), typically with one-year forward visibility on volumes
   - Significant value proposition to the customer, particularly when volumes do not justify a dedicated Time Charter vessel
   - Compensated for volume risk compared to TC contracts through a higher day rate
   - Fleet size and ability to service multiple customers act as a barrier to entry
3. **Conventional – 3 vessels**
   - Trading in conventional tanker pools operated by third parties

12

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Confidential – Subject to FRE 408 and equivalents

ShuttleCo Fleet Summary

#	Vessel	Build Date	Age	Contract	Region	kDWT	DP 1/2
1	Altera Wind	Mar-21	1.1	CoA	North Sea	103	DP2
2	Altera Wave	Jan-21	1.2	CoA	North Sea	103	DP2
3	Tide Spirit	Jul-20	1.7	CoA	North Sea	130	DP2
4	Ingrid Knutsen[1]	Jan-13	9.2	CoA	North Sea	112	DP2
5	Scott Spirit	Aug-11	10.7	CoA	North Sea	108	DP2
6	Peary Spirit	May-11	10.9	CoA	North Sea	108	DP2
7	Nansen Spirit	Nov-10	10.4	CoA	North Sea	108	DP2
8	Amundsen Spirit	Aug-10	11.7	CoA	North Sea	108	DP2
9	Petroatlantic	Mar-03	19.1	CoA	North Sea	92	DP2
10	Petronordic	Jul-02	19.4	CoA	North Sea	92	DP2
11	Current Spirit	Aug-20	1.6	TC	North Sea	130	DP2
12	Rainbow Spirit	Feb-20	2.1	TC	North Sea	130	DP2
13	Aurora Spirit	Jan-20	2.2	TC	North Sea	130	DP2
14	Bossa Nova Spirit[2]	Sep-13	8.5	TC	Brazil	154	DP2
15	Sertanejo Spirit[2]	Nov-13	8.4	TC	Brazil	154	DP2
16	Lambada Spirit[2]	Jun-13	8.8	TC	Brazil	154	DP2
17	Samba Spirit[2]	Apr-13	9.0	TC	Brazil	154	DP2
18	Altera Thule	Mar-22	0.0	TC	Canada	155	DP2
19	Dorset Spirit	Mar-18	4.1	TC	Canada	155	DP2
20	Norse Spirit	Nov-17	4.4	TC	Canada	155	DP2
21	Beothuk Spirit	Oct-17	4.4	TC	Canada	155	DP2
22	Nordic Brasilia	Jan-04	18.2	Conventional	Worldwide	151	DP1
23	Navion Gothenburg[3]	Mar-06	16.1	Conventional	Worldwide	152	DP1
24	Nordic Rio[3]	Apr-04	17.9	Conventional	Worldwide	151	DP1



2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042
1/41
3/41
7/40
11/22
7/31
5/31
11/30
7/30
2/23
11/22
3/25
3/29
3/29
3/35
3/35
12/39
10/23
10/33
12/23
12/33
6/23
6/33
5/23
5/33
6/30
6/35
6/30
6/35
6/30
6/35
6/30
6/35
Spot Conventional
Spot Conventional
Spot Conventional
Available
CoA (expected)
Firm Period
Option Period

Average Remaining Contract Length of 5.4 Years and 12.4 years excluding and including option periods, respectively[4]

(1) In-chartered vessel
(2) Counterparty has neither declined nor exercised option to extend vessel charter, though the Company believes it is unlikely that the option is exercised given recent developments
(3) JV vessel
(4) Based on TC fleet as of March 31, 2022

13

Confidential – Subject to FRE 408 and equivalents

EVERCORE

Confidential – Subject to FRE 408 and equivalents $517 $536 $591 $651 $534 $560 $573 $570 $552 $577 $542 $510 $537 $636 $550 $543 $513 $510 $0 $200 $400 $600 $800 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 LTM Q1- 2022 $0 $50 $100 $150 $mm $/bbl Mix of firm contracts and COA partially insulates ShuttleCo from commodity cycle Vessel Equivalent Count (2) Owned In - charter Gross Revenues (1) Adj. EBITDA 20 18 22 24 24 26 28 25 25 27 25 24 24 24 21 22 22 23 13 13 12 10 9 7 5 4 4 2 3 4 3 2 2 2 1 1 Note: Actual figures are reported on IFRS basis; revenue and EBITDA figures reflect joint venture assets on a proportional ba sis (1) 2018 and onwards figures from Altera Shuttle Tankers (corporate entity) and prior years from Teekay Offshore’s Shuttle segmen t (2) Owned equivalent count is calculated by taking the sum of proportionate owned vessel calendar days divided by days per year. Own ed vessels includes TC, BB, CoA, Conventional, and ECC vessels and excludes lay - up. In - charter equivalent count calculated as total vessel calendar days divided by days per year Gross Revenue (LHS) Financial Crisis Great Oil Crash COVID Pandemic Oil price (RHS) $mm Adj. EBITDA (LHS) 49% 48% 43% 35% 35% 43% 43% 51% 50% 52% 58% 59% 58% 62% 63% 63% 57% 57% Margin $209 $203 $191 $159 $144 $181 $189 $220 $208 $234 $248 $245 $246 $275 $283 $274 $238 $234 $0 $100 $200 $300 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 LTM Q1- 2022 $0 $50 $100 $150 Great Oil Crash COVID Pandemic $/bbl Oil price (RHS) Financial Crisis Contracted revenues insulated the segment from steep oil price declines in 2020, but limited upside in 2022 US$ in millions 14

Confidential – Subject to FRE 408 and equivalents I. Introduction II. Company Overview III. Business Plan & DIP Sizing Analysis IV. Appendix

Confidential – Subject to FRE 408 and equivalents $261 $312 $225 $228 Q2-Q4 2022 2023 2024 2025 $218 $282 $283 $250 Q2-Q4 2022 2023 2024 2025 Consolidated Forecast (ShuttleCo & FFTA) (1) Net Revenues exclude reimbursable voyage expenses (2) Does not include revenue or EBITDA attributable to JVs (3) Does not include professional fees and certain one - time items in 2022 $616 $619 $587 $541 Q2-Q4 2022 2023 2024 2025 US$ in millions Net Revenue (1,2) EBITDA (2,3) Unlevered Free Cash Flow (3) 15

Confidential – Subject to FRE 408 and equivalents 195 203 105 76 45 299 $239 $502 $105 $76 Q2-Q4 2022 2023 2024 2025 $83 $96 ($44) ($18) Q2-Q4 2022 2023 2024 2025 $30 $28 $20 ($21) Q2-Q4 2022 2023 2024 2025 $308 $194 $141 $88 Q2-Q4 2022 2023 2024 2025 FFTA Financial Projections FFTA EBITDA (1,2) FFTA Unlevered Free Cash Flow (2) US$ in millions FFTA Net Revenue (1) ● Although near - term FFTA revenues and cash flows projected to be constrained by FPSO, FSO and Accommodations contract expirations , towage (spot business) is expected to improve, given tailwinds in sector ● The contemplated transaction will involve reprofiling of vessel - level debt service obligations at FFTA to better align with cash flows Debt Service ($156) Levered Free Cash Flow ($407) ($148) ($95) TopCo / IntermediateCo FFTA Asset - Level (Ex. Jvs) 16 (1) Does not include revenue or EBITDA attributable to JVs (2) Does not include professional fees and certain other one - time costs in 2022

Confidential – Subject to FRE 408 and equivalents ● Projections based on Company’s liquidity forecast and long - term model as of the week ending July 15, 2022 ● Cash assumed to flow freely to / from vessel - level entities “as is” ● Hypothetical chapter 11 filing on August 12, under an illustrative 6 - month case with emergence on February 14, 2023 Key chapter 11 assumptions include: ● Debtors continue to pay interest on vessel - level obligations as adequate protection for continued use of cash collateral ● Debtors do not pay amortization during chapter 11 ● Debtors do not pay interest on TopCo bonds during chapter 11 ● Figures do not include impact of potential DIP financing facility Key DIP Sizing Analysis Assumptions 17

Confidential – Subject to FRE 408 and equivalents Illustrative DIP Sizing Analysis – 6 - Month Case Altera FFTA – Closing Liquidity (Pre - DIP) 1 1. As of Feb - 14, reflects ~$16mm of cumulative risks related to the Towage segment and other working capital adjustments, and ii) $ 7mm of cumulative mitigants related to contract settlements and other working capital adjustments Week Wk 1 Wk 2 Wk 3 Wk 4 Wk 5 Wk 6 Wk 7 Wk 8 Wk 9 Wk 10 Wk 11 Wk 12 Wk 13 Wk 14 Wk 15 Wk 16 Wk 17 Wk 18 Wk 19 Wk 20 Wk 21 1-Jan Month Aug Aug Aug Sep Sep Sep Sep Sep Oct Oct Oct Oct Nov Nov Nov Nov Dec Dec Dec Dec Dec to Day 14 21 28 04 11 18 25 30 09 16 23 30 06 13 20 27 04 11 18 25 31 - 14-Feb Total Operating Receipts 21 8 5 11 7 21 6 3 14 18 5 6 7 4 14 2 9 10 13 5 2 23 214 Operating Disbursements (11) (13) (5) (8) (10) (13) (9) (10) (8) (9) (4) (5) (8) (4) (9) (5) (7) (7) (9) (6) (7) (20) (186) Net Capex and Drydock (0) (0) (0) (0) 8 (0) (0) (0) (0) (0) (0) (0) (1) (0) (0) (0) (0) (0) (0) (0) (0) (5) 1 Intercompany (15) - 3 - - - 3 - 12 - - 3 - - - 2 - - - 3 - - 10 Operating Cash Flow (5) (5) 2 3 6 8 (1) (7) 18 9 1 3 (2) 0 5 (0) 3 3 3 2 (5) (2) 39 Non-Operating Cash Flow Debt Service - (0) (1) (0) - (0) (0) (7) (0) (0) - (0) - - - (0) (1) - - (0) (7) (2) (19) Restructuring Costs - - - (9) - - - - (7) - - - (7) - - - (6) - - - (6) (33) (69) Other Non-Operating Cash Flows (0) (0) (1) (0) (0) (0) (0) (2) (0) (0) (0) (0) (0) (0) (0) (0) (0) (0) (0) (1) 5 (0) (1) Total Non-Operating Cash Flow (0) (0) (2) (9) (0) (0) (0) (9) (7) (0) (0) (0) (8) (0) (0) (0) (7) (0) (0) (1) (9) (36) (88) Net Cash Flow (6) (6) 1 (6) 6 8 (1) (16) 11 9 1 3 (9) 0 5 (0) (4) 3 3 1 (14) (37) (49) Opening Cash 146 140 135 135 129 135 142 141 125 136 145 147 150 140 141 145 145 141 144 147 148 134 146 Net Cash Flow (6) (6) 1 (6) 6 8 (1) (16) 11 9 1 3 (9) 0 5 (0) (4) 3 3 1 (14) (37) (49) Closing Cash 140 135 135 129 135 142 141 125 136 145 147 150 140 141 145 145 141 144 147 148 134 97 97 Restricted/Trapped Cash (120) (122) (122) (123) (123) (119) (117) (117) (118) (119) (119) (121) (122) (122) (117) (119) (122) (123) (123) (123) (116) (116) (116) Closing Liquidity 20 13 13 6 11 23 24 8 18 26 28 29 19 19 28 26 18 21 23 25 18 (20) (20) $20 $13 $13 $6 $11 $23 $24 $8 $18 $26 $28 $29 $19 $19 $28 $26 $18 $21 $23 $25 $18 ($20) ($25) ($15) ($5) $5 $15 $25 $35 US$ in millions 18

Confidential – Subject to FRE 408 and equivalents  This presentation was prepared by Altera Infrastructure LP (“Altera” or the “Company”) on a confidential basis for the benefit of discussion with its creditors . This Presentation is strictly confidential and may not be reproduced or redistributed, in whole or in part, to any other person .  In creating this presentation, the Company relied upon information that is publicly available or which was known by the management of Altera, including, without limitation, management operating and financial forecasts or projections . Such information involves numerous significant assumptions and subjective determinations that may or may not be correct . Any forward - looking statements contained in this Presentation, including assumptions, opinions and views of the Company or cited from third party sources, are solely opinions and forecasts and are subject to risks, uncertainties and other factors that may cause actual results and events to be materially different from those expected or implied by the forward - looking statements . Accordingly, no representation or warranty, express or implied, can be made or is made by the Company as to the accuracy or completeness of any such information or the achievability of any such forecasts or projections . This Presentation has not been reviewed by or registered with any public authority or stock exchange and does not constitute a prospectus .  It should be noted that any valuation contained herein is only an approximation, subject to uncertainties and contingencies, including market conditions, all of which are difficult to predict and beyond the control of the Company, and thus, any valuation is not intended to be, and should not be construed in any respect as, a guaranty of value . The accompanying material does not represent an opinion as to the prices at which Altera or any interests therein, actually would be acquired or sold nor is the accompanying material intended to, and it does not, constitute an opinion as to the fairness, from a financial point of view, of any transaction or other matters .  Except where otherwise indicated, this presentation speaks as of the date hereof and is necessarily based upon the information available and financial, stock market and other conditions and circumstances existing and known to the Company as of the date hereof, all of which are subject to change . The Company does not have any obligation to update, bring - down, review or reaffirm this presentation . Under no circumstances should the delivery of this presentation imply that any information or analyses included in this presentation would be the same if made as of any other date . Nothing contained in this presentation is, or shall be relied upon as, a promise or representation as to the past, present or future .  THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT IN ITSELF CONSTITUTE, AND SHOULD NOT BE CONSTRUED AS, AN OFFER FOR SALE OR SUBSCRIPTION OF OR SOLICITATION OR INVITATION OF ANY OFFER TO SUBSCRIBE FOR OR PURCHASE ANY SECURITIES OF THE COMPANY OR ITS AFFILIATES IN ANY JURISDICTION .  Nothing contained herein shall be deemed to be a recommendation from the Company to any party to enter into any transaction or to take any course of action . By accepting these materials, the creditors acknowledge that the Company is not in the business of providing legal, tax or accounting advice, and the creditors should receive (and rely on) separate and qualified legal, tax and accounting advice .  THIS PRESENTATION IS CONFIDENTIAL AND WAS NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR FILING THEREOF UNDER STATE OR FEDERAL SECURITIES LAWS OR OTHERWISE . THIS PRESENTATION MAY NOT BE COPIED BY, OR DISCLOSED OR MADE AVAILABLE TO, ANY PERSON WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY .  Neither Altera nor its financial advisors or any of their representatives shall have any liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with this presentation .

Confidential – Subject to FRE 408 and equivalents  Noteholder Discussion Materials  August 8, 2022

Table of Contents Confidential – Subject to FRE 408 and equivalents I. Business Overview A. Altera FFTA B. ShuttleCo II. Liquidity / Balance Sheet Enhancing Initiatives III. Liquidity & Next Steps IV. Restructuring Proposal V. Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield VI. Appendix

Confidential – Subject to FRE 408 and equivalents Management Ingvild Sæther Chief Executive Officer Jan Rune Steinsland Chief Financial Officer Terje Selle Rundberg VP, Financing and Treasury Duncan Donaldson General Counsel Tor Olav Øie VP, FP&A 1

Confidential – Subject to FRE 408 and equivalents Introduction & Agenda ● We appreciate the ad hoc group of TopCo noteholders (the “TopCo Ad Hoc Group”) taking the time to discuss the current state of the Company’s business and balance sheet ● Altera FFTA faces significant capital structure and liquidity challenges due to FPSO contract expirations (in particular, the Kn arr), a mismatch between vessel - level cash flows and debt service obligations, and, in turn, elevated leverage ● Over the past year, the Company has taken numerous steps to enhance liquidity and improve its capital structure, including su spe nding dividends on its preferred equity, exchanging a portion of its TopCo notes and other TopCo - issued near - term debt for longer - date d PIK debt, amending and extending certain vessel - level debt facilities, selling non - core assets and executing on cost - cutting and ope rational initiatives The Company also refinanced a portion of its ShuttleCo bonds due August 2022 but was unable to fully refinance the maturity ● Notwithstanding these measures, Altera FFTA liquidity has continued to deteriorate and is insufficient to pay the July 15 int ere st payment on the TopCo notes before the grace period expires on August 14 ● In addition, Altera FFTA faces the pending debt maturity of the TopCo Notes in 2023, which the Company is unlikely to be able to refinance given its leverage and liquidity ● As a result, the Company is pursuing a comprehensive recapitalization transaction to stabilize liquidity, deleverage its bala nce sheet and reprofile vessel - level debt obligations at FFTA to align debt service obligations with operating cash flows Note: As used herein, the “Company” or “Altera” refers to Altera Infrastructure LP (“TopCo”), together with its direct and in dir ect subsidiaries. “Altera FFTA” or “FFTA” refers to, collectively, Altera Infrastructure LP, Altera Infrastructure Holdings LLC and their subsidiaries in the FPSO, FSO, Towage an d A ccommodations businesses but excludes Altera Shuttle Tankers LLC and its subsidiaries (collectively, “ShuttleCo”) 2

Introduction & Agenda (Cont'd)

- In progressing towards such a transaction, the Company has been negotiating with:
  - A coordinating committee of vessel-level lenders of Altera FFTA (the "CoCom") to extend or modify their debt service obligations and to compromise their guarantees at TopCo as part of a broader deleveraging transaction
  - Brookfield to convert its debt at Altera Infrastructure Holdings LLC ("IntermediateCo") into equity in connection with reprofiling of FFTA debt service and an overall deleveraging transaction
- Following multiple rounds of negotiation, the Company, Brookfield, and the CoCom have reached an agreement in principle on the recapitalization of the Company's balance sheet and the amendment of the vessel-level debt facilities
  - The Company is memorializing this agreement through a restructuring support agreement and, given the liquidity challenges at Altera FFTA, expects to commence implementation of that transaction as early as August 12
- The Company is pleased to commence discussions with the TopCo Ad Hoc Group and their advisors regarding the treatment of the TopCo Notes in connection with the contemplated recapitalization transaction
  - The Company hopes to implement its contemplated recapitalization transaction with as much consensus as possible
  - To the extent 75% of the TopCo noteholders are willing to extend the deadline on the July 15 interest payment beyond August 14, the Company would gain additional runway to reach consensus with noteholders before commencing implementation of the recapitalization transaction
- We plan to address the following topics in this presentation:

1. **Overview of Altera's business and operations**
2. **Initiatives to enhance liquidity and the balance sheet**
3. **Liquidity and next steps**
4. **Restructuring Proposal**
5. **Key Terms of Commercial Agreement among Company, FFTA Vessel-Level Lenders, and Brookfield**

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Confidential – Subject to FRE 408 and equivalents

Confidential – Subject to FRE 408 and equivalents I. Business Overview II. Liquidity / Balance Sheet Enhancing Initiatives III. Liquidity & Next Steps IV. Restructuring Proposal V. Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield VI. Appendix

Altera Infrastructure Group Overview

Altera Infrastructure Overview

1997	Stavanger	~2,300	9	42[1]
Established	Corporate Center	Employees	Offices	Vessels



FPSO Knarr



FPSO Petrojarl 1



Shuttle Tanker Aurora Spirit



6x FPSOs incl. JVs
3x FSOs
8x ALP / Towage
24x Shuttle Tankers
Altera locations

Group Structure

- ☆ **Altera Infrastructure LP "TopCo"**
  - ☆ **Altera Infrastructure Holdings LLC "IntermediateCo"**
    - **Altera Shuttle Tankers LLC "ShuttleCo"**
    - ☆ **FPSO, FSO, Towage & Accommodations business segments**

☆ Denotes Altera FFTA

(1) Total vessel count includes Arendal (accommodations vessel)

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Altera provides services in the offshore value chain that, unlike exploration, are not directly correlated with oil prices

1 Floating Production, Storage and Off-loading (FPSOs)



2 Floating Storage and Off-loading (FSOs)



3 Shuttle Tankers



EXPLORATION: Seismic → Exploration / Drilling → Subsea — More sensitive to oil prices

PRODUCTION: Production → Storage → Transportation — Less sensitive to oil prices

→ Terminals

4 DP Towing Vessels


alp

5 Unit for Maintenance and Safety (UMS)



Shuttle tankers are "floating pipelines"


Shuttle tanker
Oil field installation
Pipeline
Refinery / Terminal

Specialized vessels and operations



- The Company owns and operates maritime assets providing critical infrastructure to offshore oil regions including the North Sea, Brazil and the East Coast of Canada
- The Company is comprised of the following segments:
  1. FPSOs
  2. FSOs
  3. Shuttle Tankers
  4. Towage
  5. UMS (Accommodations)
- Altera's strategy centers around growing and deploying its fleet of shuttle tankers and FPSOs on medium- to long-term contracts
  - Multi-year contracts protect Altera's cash flows in cyclical downturns but limit upside when energy prices rally
- Towage vessels operate on spot market and performance is tied to drilling activity, FPSO contract awards, FSRU and FLNG projects, and decommissioning of fields
  - Because projects have long-lead times, towage is also not directly impacted by commodity cycles

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Confidential – Subject to FRE 408 and equivalents FPSO, FSO, Towage & Accommodations Amt.Total Vessel Debt $1,286 Unsecured Notes $449 Brookfield PIK Notes 70 Total Unsecured $519 Total ShuttleCo Debt $1,804 Altera Infrastructure LP “TopCo” Altera Infrastructure Holdings LLC “IntermediateCo” Summary of Altera’s Organizational Structure US$ in millions Altera Shuttle Tankers LLC “ShuttleCo” Note: Debt and preferred equity balances as of March 31, 2022; excludes certain tranches that have been repaid in full as of 7/1 /2022 (1) Represents book value (2) Excludes any make whole claims (3) Reflects Altera’s 50% share of JV Debt Amt.Total Vessel Debt $565 Libra HoldCo Debt 92 JV Debt 231 Total Debt $888 Dividends from ShuttleCo are no longer permitted following the December 2021 refinancing of the ShuttleCo bonds due 2022; investors participating in that issuance required a prohibition for life on dividends from ShuttleCo Denotes Altera FFTA (2) (3) (1) 6

Confidential – Subject to FRE 408 and equivalents Gross Revenue by Segment (1) Adjusted EBITDA (1) Consolidated Historical Financial Overview Net Debt to Adj. EBITDA (Ex. JVs) (3) Total Liquidity (4) ShuttleCo FFTA (1) Revenue / EBITDA presented on IFRS basis; Gross Revenue not net of voyage expenses; Adj. EBITDA includes realized gain/loss o n d erivatives and other one - time items (2) Reflects Company’s proportionate share of FPSO JV EBITDA (3) Net debt amounts exclude JV debt and restricted cash, and include Brookfield debt and Wave/Wind finance lease; Adj. EBITDA do es not include JV contribution (4) Total Liquidity defined as cash plus revolver availability (5) Consolidated minimum liquidity covenant calculated as 5% of gross debt (excluding related party debt) ShuttleCo FFTA ShuttleCo FFTA Consolidated (Ex. JVs) ShuttleCo 283 274 238 234 292 224 218 274 98 101 96 93 $673 $599 $552 $601 2019 2020 2021 Q1'22 LTM 139 169 124 132 166 66 67 39 $304 $236 $191 $171 165 169 135 135 2019 2020 2021 Q1'22 5.2x 6.8x 7.2x 6.6x 4.7x 5.9x 7.0x 7.2x 2019 2020 2021 Q1'22 LTM 550 543 513 510 703 639 638 692 $1,253 $1,182 $1,151 $1,202 2019 2020 2021 Q1'22 LTM Min. Liquidity Covenant (5) Commentary ● Declining revenue and EBITDA (and increasing leverage) from 2019 - 2021 attributable to FPSO contract expirations and the sale of older shuttle tankers Partially offset by moderate improvement from rising energy prices through oil - price tariffs within FPSO firm contracts, but upside limited by negotiated caps and expirations ● Revenue and profitability limited by a weak towage market, which has historically resulted in losses within the segment ● Liquidity has declined as operating cash flows have weakened and have been insufficient to cover debt service Partially offset by contributions from Brookfield in form of new capital and PIK’ing of interest US$ in millions JVs (FFTA) (2) 7

Confidential – Subject to FRE 408 and equivalents Altera FFTA Section I.A 8

Description of Operations

		Description	Vessels
Floating Production, Storage and Off-loading (FPSOs)		• Production facilities employed to develop oil fields that typically are marginal or remote from existing pipeline infrastructure	• Petrojarl Knarr* • Petrojarl 1 • Piranema Spirit* • Voyageur Spirit* • Libra (JV) • Itajai (JV)
Floating Storage and Off-loading (FSOs)		• FSO units provide on-site storage for oil field installations and are generally used in tandem with fixed or floating production systems that do not have sufficient oil storage capacity	• Randgrid (Gina Krog) • Suksan Salamander • Falcon Spirit
Towage		• Long-distance towage and offshore installation vessels are used for the towage, station-keeping, installations and decommissionings	• ALP Keeper • ALP Defender • ALP Sweeper • ALP Striker • ALP Centre • ALP Guard • ALP Winger • ALP Forward
Accommodations (UMS)		• UMS are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations	• Arendal Spirit

afp

PETROBRAS

*** Indicates Vessel is in Lay-Up**

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Confidential – Subject to FRE 408 and equivalents $390 274 $325 256 $314 276 $1,030 806 190 106 111 407 29 59 164 252 $493 $421 $551 $1,465 2019 2020 2021 Cumulative In recent years, FFTA cash debt service obligations have exceeded EBITDA generated by the business… FFTA EBITDA (Inc. JVs) FFTA Interest Rate Swap Payments FFTA TopCo/IntermediateCo Debt Service and Pref. Dividends FFTA Asset - Level Debt Service Altera FFTA EBITDA & Debt Service (2019 - 2021) US$ in millions 2020 2019 2021 Cumulative 806 10

Confidential – Subject to FRE 408 and equivalents $83 $102 ($44) ($18) Q2-Q4 2022 2023 2024 2025 195 203 105 76 45 299 $239 $502 $105 $76 Q2-Q4 2022 2023 2024 2025 $30 $28 $20 ($21) Q2-Q4 2022 2023 2024 2025 $308 $194 $141 $88 Q2-Q4 2022 2023 2024 2025 …going forward, as contracts roll off, operational cash flow deteriorates, and debt service increases FFTA EBITDA (1,2) FFTA Unlevered Free Cash Flow (1,2,3) US$ in millions FFTA Net Revenue (1) ● Near - term FFTA revenues and cash flows projected to be constrained by FPSO, FSO and Accommodations contract expirations Recent and upcoming firm contract expirations include the Knarr in May 2022 (Company in negotiations on new contract), Falcon Sp irit in June 2022, Arendal in September 2022 (potential for short extension), Randgrid (Gina Krog) in October 2023 (expect customer to exercise extension o pti on), Petrojarl 1 in May 2024 (potential for additional extensions) and Suksan Salamander in August 2024 (expect customer to exercise extension option) ● Towage (spot business) expected to improve, given tailwinds in sector ● Vessel - level debt obligations at FFTA outpace cash flow generated by the vessels Also challenged by near - term corporate - level debt maturities, including the ~$276mm of TopCo notes maturing in 2023 Debt Service ($156) Levered Free Cash Flow: (4) ($401) ($148) ($95) TopCo / IntermediateCo FFTA Asset - Level (Ex. JVs) (1) Does not include revenue or EBITDA attributable to JVs, but unlevered free cash flow includes dividends from JVs (2) Does not include professional fees and certain other one - time costs in 2022 (3) Unlevered free cash flow under the Sub HoldCos referenced on page 26: (4) Assets included in FPSO Silo 1 on page 26 generate LFCF of $17mm in Q2 - Q4 2022, $40mm in 2023, $23mm in 2024, and $29mm 2025 (i) FPSO : 17mm in Q2 - 4 2022, ($15mm) in 2023, ($144mm) in 2024 and ($101mm) in 2025 (ii) FSO : $33mm in Q2 - 4 2022, $33mm in 2023, $23mm in 2024 and $1mm in 2025 (iii) Towage : $15mm in Q2 - 4 2022, $22mm in 2023, $24mm in 2024 and $24mm in 2025 (iv) Accommodations : ($3mm) in Q2 - 4 2022, $2mm in 2023, $13mm in 2024 and $13mm in 2025 Figures include aggregate net proceeds of $107mm from selling/recycling vessels from Q2 2022 through 2025 11

Confidential – Subject to FRE 408 and equivalents ShuttleCo Section I.B 12

Confidential – Subject to FRE 408 and equivalents 10% Current Shuttle Fleet Size by Owner (# of vessels) – Top 7 Market Share (share of owned vessels in region) (1) Global fleet with operations in North Sea, Canada, and Brazil 100% 46% 27% Global Fleet North Sea Canada Brazil Altera Other Source: Rystad and Altera (1) Share of owned active vessels in the region in whole year 2021 plus current orderbook (2) Including 1 in - chartered vessel 6 2 26 18 13 5 3 2 2 3 4 1 2 29 24 17 5 4 2 2 0 5 10 15 20 25 30 35 Knutsen NYK Altera AET VikenMol Tsakos Group Elka SNS On Order Trading Fleet LNG Fueled 2 LNG fueled on order 2 LNG fueled vessels 6 LNG fueled vessels (2) 13

Contract Strategy with Mix of CoA and Time Charter Contracts

Altera Shuttle Tankers' Fleet By Region



13
4
4
3
North Sea
Brazil
Canada
Other

Altera 2021 EBITDA contribution by contract type



1%
43%
52%
CoA
TC
Conventional/Bareboat

Altera Shuttle Tankers' Revenue Model

1. **Time Charters – 11 vessels (Shell, Equinor, East Coast Canada Consortium)**
   - Firm contract with specified day rate
   - Multi-year contracts, normally with extension options
   - Altera operates vessel and provide crews
2. **"CoA" – 10 vessels (multi-client)**
   - Unique, niche business model in the North Sea where Altera is the market leader
   - Firm contract with specified day rate per customer for all liftings from a designated field
   - Most contracts include day rate escalation clauses
   - Nominations are voyage-specific (i.e. 4-10 days), typically with one-year forward visibility on volumes
   - Significant value proposition to the customer, particularly when volumes do not justify a dedicated Time Charter vessel
   - Compensated for volume risk compared to TC contracts through a higher day rate
   - Fleet size and ability to service multiple customers act as a barrier to entry
3. **Conventional – 3 vessels**
   - Trading in conventional tanker pools operated by third parties

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Confidential – Subject to FRE 408 and equivalents

ShuttleCo Fleet Summary

#	Vessel	Build Date	Age	Contract	Region	kDWT	DP 1/2
1	Altera Wind	Mar-21	1.1	CoA	North Sea	103	DP2
2	Altera Wave	Jan-21	1.2	CoA	North Sea	103	DP2
3	Tide Spirit	Jul-20	1.7	CoA	North Sea	130	DP2
4	Ingrid Knutsen[1]	Jan-13	9.2	CoA	North Sea	112	DP2
5	Scott Spirit	Aug-11	10.7	CoA	North Sea	108	DP2
6	Peary Spirit	May-11	10.9	CoA	North Sea	108	DP2
7	Nansen Spirit	Nov-10	10.4	CoA	North Sea	108	DP2
8	Amundsen Spirit	Aug-10	11.7	CoA	North Sea	108	DP2
9	Petroatlantic	Mar-03	19.1	CoA	North Sea	92	DP2
10	Petronordic	Jul-02	19.4	CoA	North Sea	92	DP2
11	Current Spirit	Aug-20	1.6	TC	North Sea	130	DP2
12	Rainbow Spirit	Feb-20	2.1	TC	North Sea	130	DP2
13	Aurora Spirit	Jan-20	2.2	TC	North Sea	130	DP2
14	Bossa Nova Spirit[2]	Sep-13	8.5	TC	Brazil	154	DP2
15	Sertanejo Spirit[2]	Nov-13	8.4	TC	Brazil	154	DP2
16	Lambada Spirit[2]	Jun-13	8.8	TC	Brazil	154	DP2
17	Samba Spirit[2]	Apr-13	9.0	TC	Brazil	154	DP2
18	Altera Thule	Mar-22	0.0	TC	Canada	155	DP2
19	Dorset Spirit	Mar-18	4.1	TC	Canada	155	DP2
20	Norse Spirit	Nov-17	4.4	TC	Canada	155	DP2
21	Beothuk Spirit	Oct-17	4.4	TC	Canada	155	DP2
22	Nordic Brasilia	Jan-04	18.2	Conventional	Worldwide	151	DP1
23	Navion Gothenburg[3]	Mar-06	16.1	Conventional	Worldwide	152	DP1
24	Nordic Rio[3]	Apr-04	17.9	Conventional	Worldwide	151	DP1


2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042
1/41
3/41
7/40
11/22
7/31
5/31
11/30
7/30
2/23
11/22
3/25
3/29
3/29
3/35
3/35
12/39
10/23
10/33
12/23
12/33
6/23
6/33
5/23
5/33
6/30
6/35
6/30
6/35
6/30
6/35
6/30
6/35
Spot Conventional
Spot Conventional
Spot Conventional
Available
CoA (expected)
Firm Period
Option Period

Average Remaining Contract Length of 5.4 Years and 12.4 years excluding and including option periods, respectively[4]

(1) In-chartered vessel
(2) Counterparty has neither declined nor exercised option to extend vessel charter, though the Company believes it is unlikely that the option is exercised given recent developments
(3) JV vessel
(4) Based on TC fleet as of March 31, 2022

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Confidential – Subject to FRE 408 and equivalents

Confidential – Subject to FRE 408 and equivalents $517 $536 $591 $651 $534 $560 $573 $570 $552 $577 $542 $510 $537 $636 $550 $543 $513 $510 $0 $200 $400 $600 $800 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 LTM Q1- 2022 $0 $50 $100 $150 $mm $/bbl Mix of firm contracts and COA partially insulates ShuttleCo from commodity cycle Vessel Equivalent Count (2) Owned In - charter Gross Revenues (1) Adj. EBITDA 20 18 22 24 24 26 28 25 25 27 25 24 24 24 21 22 22 23 13 13 12 10 9 7 5 4 4 2 3 4 3 2 2 2 1 1 Note: Actual figures are reported on IFRS basis; revenue and EBITDA figures reflect joint venture assets on a proportional ba sis (1) 2018 and onwards figures from Altera Shuttle Tankers (corporate entity) and prior years from Teekay Offshore’s Shuttle segmen t (2) Owned equivalent count is calculated by taking the sum of proportionate owned vessel calendar days divided by days per year. Own ed vessels includes TC, BB, CoA, Conventional, and ECC vessels and excludes lay - up. In - charter equivalent count calculated as total vessel calendar days divided by days per year Gross Revenue (LHS) Financial Crisis Great Oil Crash COVID Pandemic Oil price (RHS) $mm Adj. EBITDA (LHS) 49% 48% 43% 35% 35% 43% 43% 51% 50% 52% 58% 59% 58% 62% 63% 63% 57% 57% Margin $209 $203 $191 $159 $144 $181 $189 $220 $208 $234 $248 $245 $246 $275 $283 $274 $238 $234 $0 $100 $200 $300 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 LTM Q1- 2022 $0 $50 $100 $150 Great Oil Crash COVID Pandemic $/bbl Oil price (RHS) Financial Crisis Contracted revenues insulated the segment from steep oil price declines in 2020, but limited upside in 2022 US$ in millions 16

Confidential – Subject to FRE 408 and equivalents 74.0% 73.9% 75.0% 75.0% 60% 65% 70% 75% 80% Q4-21 Q1-22A $124 $132 $87 $89 $ - $40 $80 $120 $160 Q4-21 Q1-22A ● ShuttleCo is subject to two covenants under its debt documents: Min. ShuttleCo Liquidity : > 5% of ShuttleCo Debt Max. Net Debt - to - Capitalization (ND/C) : < 75% (ShuttleCo only) ● As ShuttleCo net income has decreased and distributions to FFTA have increased, ShuttleCo’s net debt - to - capitalization has increased Ratio was at ~74% as of Q1 2022, leaving minimal headroom to pay dividends ● When the Company approached the market at the end 2021 to refinance its notes maturing in 2022, market feedback indicated that a covenant prohibiting further distributions to FFTA was needed in order to obtain the financing ● Accordingly, the new ShuttleCo 2025 notes contain a covenant prohibiting any dividends for the life of the notes ● Nevertheless, the Company was only able to raise ~$180mm of new 2025 notes and the Company will need to repay ~$70mm of remaining 2022 notes at maturity (Aug. 2022) Repaying the remaining notes will reduce covenant headroom The Company intends to contribute $15mm from IntermediateCo to ShuttleCo in August to enhance covenant levels ShuttleCo Liquidity and Covenant Analysis US$ in millions ShuttleCo Liquidity Commentary Net Debt - to - Capitalization Actual Covenant Test Level (1) Total Liquidity defined as cash plus revolver availability 17

Confidential – Subject to FRE 408 and equivalents I. Business Overview II. Liquidity / Balance Sheet Enhancing Initiatives III. Liquidity & Next Steps IV. Restructuring Proposal V. Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield VI. Appendix

The Summer 2021 debt exchange and suspension of preferred dividends have provided $96mm of liquidity as of June 30, 2022

- Exchanged ~$700mm of Brookfield-held TopCo debt due 2022-2024 into new IntermediateCo PIK debt due 2026 for ~$50mm in annual cash interest savings
  - Structured as par-for-par exchange for all 2023 TopCo funded debt obligations as a means to resolve all 2022-2024 maturities
  - Third-party debt holders offered same exchange terms as those negotiated with Brookfield, plus the option to accept cash-pay notes (at the same rate as the existing notes i.e., 8.5%)
    - However, minimum participation condition (80%) was not met
  - As part of exchange, obtained $17mm cash infusion from Brookfield in the form of additional IntermediateCo PIK Notes due 2026
- Suspended distributions to the Company's preferred equity generating ~$30mm in annual cash savings

Cumulative Liquidity Enhancement through Q3 2022



Incremental $17mm of savings from PIK of coupon otherwise due on July 15
$30mm BKLD GP Loan Maturity
Savings from Suspension of Preferred Equity Dividends
$17mm Cash Infusion from Brookfield
Savings from PIK of Exchanged BKFLD Debt
$25
8
17
$33
16
17
$88
30
23
17
18
$96
30
31
17
18
$122
30
39
17
36
Q3-21
Q4-21
Q1-22
Q2-22
Q3-22

Maturity Extension to 2026[1]



Brookfield Debt Impacted by Exchange
TopCo / IntermediateCo Repayment
FFTA Asset-Level Repayment (Ex. Jvs)
$268
$238
238
30
$884
$469
416
276
193
$334
$97
237
97
The exchange transaction extended the maturity on almost $700mm of debt to 2026 and converted interest to PIK
$89
$1,278
1,219
60
2022
2023
2024
2025
2026
US$ in millions

(1) Pro Forma maturity profile does not include $32mm Brookfield RCF maturity in 2022

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Confidential – Subject to FRE 408 and equivalents

Management has implemented significant changes to streamline operations and improve operating cash flow…

1. **Simplified standalone operations** following Teekay Corporation carve-out
2. **Relocated corporate headquarters** from Bermuda to UK to simplify corporate group structure
3. **Moved ownership of FPSO assets to Norway** to achieve a streamlined and more sustainable corporate structure
4. **Established shared services center** in low-cost Manila
5. **Favorably resolved five major disputes** with yards and clients on attractive terms
6. **Reduced headcount and rationalized operations** across locations, including Rio, Aberdeen and Trondheim
7. **Reduced future office costs** by moving to lower cost office premises

Altera Reduction in Onshore Costs[1] (2019-2021)


$126
$118
$108
2019
2020
2021

(1) Onshore costs comprised of G&A and onshore component of Direct Operating Costs in financial reporting

US$ in millions

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Confidential – Subject to FRE 408 and equivalents

…and continues to take steps to enhance liquidity…

***Managing accounts payable* to generate additional liquidity**

***Obtained a ~$32mm revolving credit facility* from Brookfield to shore up near-term liquidity**

***Amended PJ1 facility with support of PJ1 lenders* to temporarily release trapped cash**

***Extended $8.5mm of the Arendal facility maturity* with support of Arendal lenders from February 2022 to February 2023**

***Executed the sale of the Ace and Ippon* for ~$14mm of proceeds**

***Executed the sale of the Varg* for ~$22mm in April 2022**

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Confidential – Subject to FRE 408 and equivalents

Confidential – Subject to FRE 408 and equivalents …while executing on operational initiatives and negotiating with customers to defray costs Extended contract on the PJ1 Towage commercial activity improved in mid 2021 with two major projects added and several projects currently in the bidding process Obtained new 100 - day contract for the Arendal after vessel in layup since 2017 21

Confidential – Subject to FRE 408 and equivalents I. Business Overview II. Liquidity / Balance Sheet Enhancing Initiatives III. Liquidity & Next Steps IV. Restructuring Proposal V. Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield VI. Appendix

Confidential – Subject to FRE 408 and equivalents ● Altera FFTA faces significant capital structure and liquidity challenges due to elevated leverage and a mismatch between vess el - level cash flows and debt service payments ● Historically, cash flows generated by FFTA’s vessels have been insufficient to cover related debt service obligations ● These challenges will be amplified in the coming years as the Petrojarl Knarr (the “Knarr”) is off contract ● Historically, the Company has bridged liquidity shortfalls at FFTA with (1) dividends from ShuttleCo to FFTA and (2) new fina nci ngs from Brookfield and the Company’s secured lenders ● In addition, the Company/management has implemented a number of operational initiatives that significantly reduced corporate lev el costs and balance sheet initiatives that have extended maturities and enhanced near - term liquidity ● While these measures have enhanced liquidity and extended runway, FFTA continues to face near - term liquidity challenges and long - term leverage challenges ● Moreover, (1) the terms of the ShuttleCo notes due 2025 prevent ShuttleCo from paying dividends to FFTA and (2) Brookfield ha s indicated it is no longer willing to provide financing on a junior basis ● As a result, the Company is seeking to implement a comprehensive transaction that enhances liquidity, deleverages the balance sh eet and provides a permanent capital structure solution for FFTA Altera FFTA has taken steps to preserve liquidity and address its capital structure, but a comprehensive solution is needed 22

Confidential – Subject to FRE 408 and equivalents The Company’s objective is to address its near - term liquidity challenges, reprofile FFTA debt obligations to achieve self - sufficiency of vessels, and deleverage the balance sheet ● The Company has been in negotiations with Brookfield and its FFTA vessel - level lenders and has reached an agreement in principle for a comprehensive recapitalization of the Company’s balance sheet ● Such transaction will involve: Reprofiling FFTA vessel - level debt obligations to ensure that each vessel generates sufficient cash flow to service its applicab le debt Deleveraging the balance sheet ● The agreement with the FFTA vessel - level lenders and Brookfield requires the Company to consummate a deleveraging transaction th at eliminates all debt (incl. guarantees) and preferred equity at TopCo and IntermediateCo ● We expect to commence implementation of this agreement by August 12. We look forward to engaging constructively with the TopC o A d Hoc Group in the hopes of achieving consensus with all stakeholders on a comprehensive recapitalization An extension of the deadline (from 75% of TopCo noteholders) to pay the July 15 interest payment beyond the expiration of the grace period would provide additional runway for the Company and TopCo noteholders to reach consensus on the treatment of the TopCo notes in the recapitalization transaction. However, such an extension will also require a similar extension from the FF TA vessel - level lenders 1 2 23

FFTA's liquidity will be exhausted in August absent additional relief from lenders and an extension of the deadline to pay interest on TopCo notes

- The Company recently executed an agreement with Brookfield to extend its $32mm RCF and a standstill agreement with vessel-lenders to halt amortization payments through August 14
- The Company is currently within the grace period for the interest due on the TopCo Notes
  - The standstill agreement prohibits payment of this interest

Altera FFTA Near-Term Liquidity Forecast[1]

- Below table reflects liquidity for Altera FFTA assuming expiration of standstill agreements on August 12, followed by payment of all deferred debt service and payment of future debt service as due

	Week 1 7/31/22	Week 2 8/7/22	Week 3 8/14/22	Week 4 8/21/22	Week 5 8/28/22	Week 6 9/4/22	Week 7 9/11/22	Week 8 9/18/22	Week 9 9/25/22	Week 10 9/30/22	Week 11 10/9/22	Week 12 10/16/22	Week 13 10/23/22
Total Receipts	$10	$13	$24	$5	$7	$11	$13	$22	$4	$9	$10	$13	$5
(-) Total Operating Payments	(8)	(14)	(4)	(11)	(6)	(9)	(10)	(13)	(9)	(10)	(8)	(9)	(4)
Operating Cash Flow	**$2**	**($1)**	**$20**	**($6)**	**$1**	**$1**	**$3**	**$9**	**($5)**	**($1)**	**$2**	**$4**	**$1**
(-) Non-Operating Cash Flows[2]	(6)	(3)	(70)	(0)	(19)	(2)	5	(0)	(0)	(21)	(35)	(2)	(0)
Net Cash Flow	**($4)**	**($4)**	**($50)**	**($7)**	**($19)**	**($1)**	**$8**	**$9**	**($5)**	**($23)**	**($32)**	**$2**	**$1**
Opening Liquidity	$32	$28	$24	($26)	($33)	($52)	($53)	($45)	($36)	($41)	($63)	($96)	($94)
Net Cash Flow	(4)	(4)	(50)	(7)	(19)	(1)	8	9	(5)	(23)	(32)	2	1
Closing Liquidity[3]	**$28**	**$24**	**($26)**	**($33)**	**($52)**	**($53)**	**($45)**	**($36)**	**($41)**	**($63)**	**($96)**	**($94)**	**($93)**

(1) As of the week ended July 31, 2022
(2) Includes changes in restricted / trapped cash
(3) Includes RCF availability

US$ in millions

24

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Confidential – Subject to FRE 408 and equivalents

Confidential – Subject to FRE 408 and equivalents I. Business Overview II. Liquidity / Balance Sheet Enhancing Initiatives III. Liquidity & Next Steps IV. Restructuring Proposal V. Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield VI. Appendix

Confidential – Subject to FRE 408 and equivalents Proposal to TopCo Bondholders DIP Financing Facility size and terms TBD ► Brookfield has provided an offer for a $50mm junior DIP facility (junior to vessel - level debt) Facility to be repaid in full at exit with proceeds of Equity Rights Offering (“ERO”) or otherwise equitized FFTA Vessel - Level Debt See Section V ("Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield") for treatment of FF TA vessel - level debt ShuttleCo Vessel - Level Debt No changes / ShuttleCo ring - fenced IntermediateCo RCF Rolled into proposed Brookfield DIP financing facility Otherwise repaid in full with proceeds of ERO or otherwise equitized IntermediateCo Notes Receives: ► 95% of post - reorg equity (subject to dilution from ERO (if applicable), warrants and TBD management incentive plan (“MIP”)); and ► Subscription rights for 95% of any ERO TopCo Unsecured Creditors (ex. FFTA Facilities & IntermediateCo Guarantee Claims) 5% of post - reorg equity (subject to dilution from ERO (if applicable), warrants and TBD MIP); and Subscription rights for 5% of any ERO FFTA Facilities TopCo Guarantee Claims 5 - year warrants for 5% of post - reorg equity ► Strike price set at equity value implying payment in full on the IntermediateCo Notes claims (including make whole) 25

Confidential – Subject to FRE 408 and equivalents I. Business Overview II. Liquidity / Balance Sheet Enhancing Initiatives III. Liquidity & Next Steps IV. Restructuring Proposal V. Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield VI. Appendix

Confidential – Subject to FRE 408 and equivalents Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield Arendal Interest / Fees : ► Existing cash interest ► 1% PIK fee at Restructuring Effective Date Amortization : None Maturity : February 2024 Cash Flow Sweep : 50% Other : $3mm in principal payments paid on Restructuring Effective Date Suksan Salamander Interest / Fees : ► Existing cash interest ► 1% PIK fee at Restructuring Effective Date Amortization : No change Maturity : Extend to Aug.13, 2024 Cash Flow Sweep : 50% Note: In the context of the transaction, all facilities to be transitioned from LIBOR to SOFR + credit adjustment spread; Cas h f low sweeps calculated after opex, G&A,, allocated corporate overhead, maintenance capex, interest, and amortization 26

Confidential – Subject to FRE 408 and equivalents Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield (Cont’d) 4x ALP Interest / Fees : ► Existing cash interest ► Agree in concept to $[TBD] increase to NEXI insurance premium due to amort deferrals, subject to mutual agreement on amount a nd timing Amortization : $3.75mm per year beginning Jan 2025 (paid quarterly) Cash Flow Sweep : 50% until Jan 2025, then increases to 75% Maturity : No change Other : In the event of a future agreement with 6x ALP lenders on terms more favorable to the 6x ALP lenders than proposed, the Com pan y will offer the 4x ALP lenders facility improvements (including to interest, amortization and/or cash flow sweep, but excluding maturity) based on the same pri nciples as for the 6x ALP lenders 6x ALP 6x ALP lenders receive option to (A) receive similar treatment as 4x ALP, in - line with discussions with CoCom advisors, and payd own from remaining proceeds from the sale of the Ace / Ippon or (B) take ownership of collateral Note: In the context of the transaction, all facilities to be transitioned from LIBOR to SOFR + credit adjustment spread; Cas h f low sweeps calculated after opex, G&A,, allocated corporate overhead, maintenance capex, interest, and amortization 27

Key Terms of Commercial Agreement among Company, FFTA Vessel-Level Lenders, and Brookfield (Cont'd)

PJ1	■ <u>Interest</u>: Existing cash interest ■ <u>Amortization</u>: No change ■ <u>Maturity</u>: Extend to June 2024 ■ <u>Trapped Cash</u>: Upon emergence from Chapter 11, funds in excess of $13.5mm shall be released to the Company. In Q1 2023, an additional $6.75mm shall be released from the DSRA to the Company. The remaining $6.75mm shall remain in the DSRA until final maturity of the PJ1 facility ■ <u>Other:</u> PJ1 and Gina Krog lenders to take security over Piranema vessel and Company to use commercially reasonable efforts to sell or enter into long-term contract by Q3 2023 ► Failure to consummate a sale is not default ► First $10mm of sale proceeds shall be placed in a "maturity reserve" account for the benefit of the Gina Krog (50%) and PJ1 (50%) • In the event of a re-contracting rather than a sale, first $10mm of net proceeds from the contract to fund "maturity reserve" account ► To the extent the $5mm in the "maturity reserve" is not needed to cover the final maturity payment on the PJ1 facility, such excess funds will be kept for the benefit of the Gina Krog (in addition to Gina Krog's initial $5mm allocation)

Note: In the context of the transaction, all facilities to be transitioned from LIBOR to SOFR + credit adjustment spread; Cash flow sweeps calculated after opex, G&A,, allocated corporate overhead, maintenance capex, interest, and amortization

28

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Confidential – Subject to FRE 408 and equivalents

Key Terms of Commercial Agreement among Company, FFTA Vessel-Level Lenders, and Brookfield (Cont'd)

Gina Krog	■ **Interest / Fees**: ▶ Existing cash interest ▶ 1% PIK fee at Restructuring Effective Date
	■ **Amortization**: Increase to $5.0mm per quarter
	■ **Maturity**: Extend to Oct. 3, 2024 ▶ Springs forward if 1-year extension options not exercised by contract counterparty
	■ **Trapped Cash**: Creation and pledge of Earnings Account
	■ **Cash Flow Sweep**: 50%
	■ **Other**: The Gina Krog facility will receive a second lien security on the PJ1; such lien will be "silent" until such time as the PJ1 facility is fully repaid. Post PJ1 repayment, the Gina Krog facility shall have a first lien on the PJ1 until such time as the facility is fully repaid
	■ **Other:** PJ1 and Gina Krog lenders to take security over Piranema vessel and Company to use commercially reasonable efforts to sell or enter into long-term contract by Q3 2023 ▶ Failure to consummate a sale is not default ▶ First $10mm of sale proceeds shall be placed in a "maturity reserve" account for the benefit of the Gina Krog (50%) and PJ1 (50%) • In the event of a re-contracting rather than a sale, first $10mm of net proceeds from the contract to fund "maturity reserve" account ▶ To the extent the $5mm in the "maturity reserve" is not needed to cover the final maturity payment on the PJ1 facility, such excess funds will be kept for the benefit of the Gina Krog (in addition to Gina Krog's initial $5mm allocation)

Note: In the context of the transaction, all facilities to be transitioned from LIBOR to SOFR + credit adjustment spread; Cash flow sweeps calculated after opex, G&A,, allocated corporate overhead, maintenance capex, interest, and amortization

29

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Confidential – Subject to FRE 408 and equivalents

Confidential – Subject to FRE 408 and equivalents Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield (Cont’d) Knarr Existing Facility EXISTING FACILITY Interest / Fees : ► Lenders providing new money (not DSRA release): cash interest at existing rates on all existing exposure (“at risk” and ECA c ove red) ► Non new money providers (or only providing money via DSRA release): PIK interest at existing rates on all existing exposure ( “at risk” and ECA covered) ► 3% PIK fee at Restructuring Effective Date ► EKSFIN / KEXIM / K SURE insurance premium increase as a result of amort / maturity deferrals to be covered by Company ► Post - First Oil (“FO”), existing Interest rate; all paid in cash (no uplift) Amortization : None Maturity : Earlier of (i) 12 months from FO and (ii) Dec. 2027 ► Springs if CPs to New Facility not satisfied 1 Cash Flow Sweep : Post First Oil: 75% of cash flow after interest Priority : ► Lien subordinated to become 2nd lien (new facility receives 1st lien) ► Lenders providing new money elevate $60.6mm of existing facility debt into new facility (elevated debt is now 1st lien but su bor dinated to new money in right of payment) Additional Security : TBD 2 Restricted Cash : ► $20.0mm contributed to new facility by all lenders ► $34.3mm contributed to new facility by non - new money providers ► $26.1mm cash to remain in Retention Account and Restricted Account and used to fund cash interest on the “at risk” and ECA - cover ed existing facility exposure of those lenders providing new money Note: In the context of the transaction, all facilities to be transitioned from LIBOR to SOFR + credit adjustment spread; Cas h f low sweeps calculated after opex, G&A,, allocated corporate overhead, maintenance capex, interest, and amortization 1. Conditions precedent to drawdown to include: (i) FID (ii) technical review of asset and contracts (iii) Equinor funding its p ort ion first 2. Specific terms TBD, but security to include: (i) A/R related to Equinor, (ii) Equinor break - up fee, (iii) rights under EPCI cont ract and (iv) other TBD items from NRF 30

Key Terms of Commercial Agreement among Company, FFTA Vessel-Level Lenders, and Brookfield (Cont'd)

	NEW FACILITY
Knarr *New Facility*	■ **Amount**: $183mm ► $105.6mm from existing lenders ► $54.3mm from DSRA release ► $23.1mm funding from Brookfield ■ **Interest / Fees**: ► SOFR + 7% PIK for amounts invested up to the amount of a lender's existing exposure ($60mm) ► SOFR + 10% PIK for amounts invested over and above the amount of a lender's existing exposure ($45.6mm), including w.r.t. $23.1mm funding from Brookfield described above ► Commitment fee at 35% of spread on undrawn amounts (all paid in PIK) ► Post-First Oil: All interest paid in cash ■ **DSRA / Retention Account Treatment**: From the total funds available currently in the Retention Account and the DSRA (estimated to be approx. $80.4mm) ► $20.0mm contributed to New Money facility– contributed by all lenders (SOFR+ 7.0%) ► $34.3mm contributed to New Money facility- contributed by non-New Money providers (who will take their interest in PIK as opposed to cash) (SOFR+ 7.0%) ► $26.1mm cash to remain in Retention Account and Reserve Account and used to fund cash interest on the "at risk" and ECA covered existing facility exposure of those lenders providing New Money ■ **Amortization**: None ■ **Maturity**: Earlier of (i) Receipt of Equinor Reimbursement and (ii) Dec. 2027 ■ **Cash Flow Sweep**: Post First Oil: 75% of cash flow after interest ■ **Priority**: ► 1st lien (Existing Facility is 2nd lien) ► New money is senior in right of payment to $60.6mm elevated from Existing Facility into New Facility ■ **Additional Security**: TBD[1] ■ **Equinor Reimbursement**: 100% contributed to repay New Facility ■ **Other**: Conditions precedent to drawdown TBD but to include: (i) FID (ii) technical review of asset and contracts (iii) Equinor funding its portion first

Note: In the context of the transaction, all facilities to be transitioned from LIBOR to SOFR + credit adjustment spread; Cash flow sweeps calculated after opex, G&A,, allocated corporate overhead, maintenance capex, interest, and amortization

1. Specific terms TBD, but security to include: (i) A/R related to Equinor, (ii) Equinor break-up fee, (iii) rights under EPCI contract and (iv) other TBD items from NRF

31

EVERCORE

Confidential – Subject to FRE 408 and equivalents

Confidential – Subject to FRE 408 and equivalents Key Terms of Commercial Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield (Cont’d) Equity Warrants As compensation for releasing the current PCGs provided by pre - transaction TopCo: ► 5 - year warrants for 5% of equity 1 struck at price that results in payment in full on Brookfield’s IntermediateCo Note claims (including make whole), offered to P CGs 1. 5% calculated based on current estimate of aggregate GUC claims pool, subject to further refinement 32

Post-Reorg Organizational Structure

Guarantors Security

- Negative pledge from/w.r.t all facility-level obligors, Silo HoldCo or Cross Guar.
- Any new debt raised with recourse to any guarantor to be either refinancing debt (within permitted baskets) or subordinated debt[1]. Additional indebtedness permitted only if pro forma min. liquidity (incl. 12 months scheduled interest and amort) are no worse off
- Assignment and subordination of I/C loans – freely available if no EOD
- Each FFTA facility to have cross Events of Default to each other
  - No cross default of debt at ShuttleCo or FPSO Silo B
- FFTA HoldCos ("Sub HoldCos") to provide a 100% guarantee
- No cross liens at asset-level FFTA entities or Sub HoldCos except:
  - 2nd lien for Gina Krog lenders on PJ1
  - Security for Gina Krog and PJ1 lenders in Piranema



New Shareholders
2
TopCo/NewCo
1
HoldCo Cross Guarantor 100%
3
No minimum liquidity covenant at emergence
FPSO Silo B
Comprised of joint ventures; no obligation to fund FFTA, though Company currently expects to fund FFTA consistent with historical practice[4]
FPSO Silo A
Comprised of Piranema and Voyageur
FPSO Sub HoldCo 100%
FSO Sub HoldCo 100%
Arendal Sub HoldCo 100%
Towage Sub HoldCo 100%
ShuttleCo
FPSO Silo A
Knarr Subs.
PJ1 Subs.
Gina Krog Subs.
Suksan Subs.
Arendal Subs.
6x ALP Subs.
4x ALP Subs.
ShuttleCo Subs.[2]
FPSO Silo B
E
Facility-Level Pledged Earnings Account)
E FACILITY-LEVEL UPSTREAMING TO RELEVANT SUB HOLDCO[3]

- Company able to freely move all cash in facility-level pledged earnings account within FFTA[3]

1 Upstreaming/Restricted Payments to Topco from Holdco Cross Guarantor

- No upstreaming / restricted payments while Knarr New Money commitments (undrawn/drawn) remain outstanding, and/or while the New money amounts are outstanding, other than for upstreaming of cash to cover corporate costs and/or G&A
- HoldCo Cross Guarantor minimum liquidity covenant (incl. HoldCo Cross Guarantor & all asset-level FFTA entities) set at $15mm, tested at quarter-end commencing at the earlier of (i) end of the first quarter in which the Knarr new money is drawn and (ii) 2 years from the completion of the restructuring
- HoldCo Cross Guarantor commits to upstream cash to cover TopCo corporate cost / G&A, subject to an annual cap (e.g., covenant limitations will not apply to payments to cover TopCo / NewCo operating costs up to the agreed annual cap)
- Creation of pledged cash collection account at HoldCo Cross Guarantor with no restrictions save for (i) financial covenants and (ii) no EOD outstanding. Restrictions upon an EOD TBD

2 Dividends to New Shareholders

- No restrictions on distributions from TopCo to New Shareholders

3 FFTA Sub-HoldCo Cash Upstreaming to Holdco Cross-Guarantor

- All FFTA SubHoldCos to upstream cash to HoldCo Cross Guarantor on an unrestricted basis

1. For the avoidance of doubt, limitations on new debt will only be applicable to guarantor entity to which new debt has recourse, e.g., new debt raised to secure Arendal would have to refinance current Arendal debt, but not debt at all other guarantors
2. No changes are expected to the ShuttleCo existing guarantee structure
3. For avoidance of doubt, asset level costs, including direct and allocated vessel-level operating and G&A costs, shall be paid out of Facility-Level Pledged Earnings Account prior to debt service
4. On the Restructuring Effective Date, Altera will enter into a non-binding comfort letter consistent with the foregoing

33

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Confidential – Subject to FRE 408 and equivalents I. Business Overview II. Liquidity / Balance Sheet Enhancing Initiatives III. Liquidity & Next Steps IV. Restructuring Proposal V. Overview of Agreement among Company, FFTA Vessel - Level Lenders, and Brookfield VI. Appendix

Confidential – Subject to FRE 408 and equivalents $261 $312 $225 $228 Q2-Q4 2022 2023 2024 2025 $218 $282 $283 $250 Q2-Q4 2022 2023 2024 2025 Consolidated Forecast (ShuttleCo & FFTA) (1) Net Revenues exclude reimbursable voyage expenses (2) Does not include revenue or EBITDA attributable to JVs (3) Does not include professional fees and certain one - time items in 2022 $616 $619 $587 $541 Q2-Q4 2022 2023 2024 2025 US$ in millions Net Revenue (1,2) EBITDA (2,3) Unlevered Free Cash Flow (3) 34

Confidential – Subject to FRE 408 and equivalents  This presentation was prepared by Altera Infrastructure LP (“Altera” or the “Company”) on a confidential basis for the benefit of discussion with its creditors . This Presentation is strictly confidential and may not be reproduced or redistributed, in whole or in part, to any other person .  In creating this presentation, the Company relied upon information that is publicly available or which was known by the management of Altera, including, without limitation, management operating and financial forecasts or projections . Such information involves numerous significant assumptions and subjective determinations that may or may not be correct . Any forward - looking statements contained in this Presentation, including assumptions, opinions and views of the Company or cited from third party sources, are solely opinions and forecasts and are subject to risks, uncertainties and other factors that may cause actual results and events to be materially different from those expected or implied by the forward - looking statements . Accordingly, no representation or warranty, express or implied, can be made or is made by the Company as to the accuracy or completeness of any such information or the achievability of any such forecasts or projections . This Presentation has not been reviewed by or registered with any public authority or stock exchange and does not constitute a prospectus .  It should be noted that any valuation contained herein is only an approximation, subject to uncertainties and contingencies, including market conditions, all of which are difficult to predict and beyond the control of the Company, and thus, any valuation is not intended to be, and should not be construed in any respect as, a guaranty of value . The accompanying material does not represent an opinion as to the prices at which Altera or any interests therein, actually would be acquired or sold nor is the accompanying material intended to, and it does not, constitute an opinion as to the fairness, from a financial point of view, of any transaction or other matters .  Except where otherwise indicated, this presentation speaks as of the date hereof and is necessarily based upon the information available and financial, stock market and other conditions and circumstances existing and known to the Company as of the date hereof, all of which are subject to change . The Company does not have any obligation to update, bring - down, review or reaffirm this presentation . Under no circumstances should the delivery of this presentation imply that any information or analyses included in this presentation would be the same if made as of any other date . Nothing contained in this presentation is, or shall be relied upon as, a promise or representation as to the past, present or future .  THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT IN ITSELF CONSTITUTE, AND SHOULD NOT BE CONSTRUED AS, AN OFFER FOR SALE OR SUBSCRIPTION OF OR SOLICITATION OR INVITATION OF ANY OFFER TO SUBSCRIBE FOR OR PURCHASE ANY SECURITIES OF THE COMPANY OR ITS AFFILIATES IN ANY JURISDICTION .  Nothing contained herein shall be deemed to be a recommendation from the Company to any party to enter into any transaction or to take any course of action . By accepting these materials, the creditors acknowledge that the Company is not in the business of providing legal, tax or accounting advice, and the creditors should receive (and rely on) separate and qualified legal, tax and accounting advice .  THIS PRESENTATION IS CONFIDENTIAL AND WAS NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR FILING THEREOF UNDER STATE OR FEDERAL SECURITIES LAWS OR OTHERWISE . THIS PRESENTATION MAY NOT BE COPIED BY, OR DISCLOSED OR MADE AVAILABLE TO, ANY PERSON WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY .  Neither Altera nor its financial advisors or any of their representatives shall have any liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with this presentation .

DRAFT | CONFIDENTIAL | SUBJECT TO CHANGE | SUBJECT TO NDA | SUBJECT TO FRE 408 AND ITS EQUIVALENTS DRAFT | CONFIDENTIAL | SUBJECT TO CHANGE | SUBJECT TO NDA | SUBJECT TO FRE 408 AND ITS EQUIVALENTS Altera Infrastructure L.P. AHG COUNTERPROPOSAL AUGUST 2022 | CONFIDENTIAL

DRAFT | CONFIDENTIAL | SUBJECT TO CHANGE | SUBJECT TO NDA | SUBJECT TO FRE 408 AND ITS EQUIVALENTS

Term Sheet Comparison

	Company Proposal (8/5)	AHG Counterproposal (8/10)
DIP Financing	▪ Facility size and terms TBD ▪ Brookfield has provided an offer for a \$50mm junior DIP facility (junior to vessel-level debt) ▪ Facility to be repaid in full at exit with proceeds of Equity Rights Offering ("ERO") or otherwise equitized	▪ Agreed, subject to TopCo Noteholders' right to participate in an amount TBD
FFTA Vessel-Level Debt	▪ See Section V ("Key Terms of Commercial Agreement among Company, FFTA Vessel-Level Lenders and Brookfield" in proposal received August 8th, 2022) for treatment of vessel-level debt	▪ Agreed
ShuttleCo Vessel-Level Debt	▪ No changes / ShuttleCo ring-fenced	▪ Agreed
IntermediateCo RCF	▪ Rolled into proposed Brookfield DIP financing facility ▪ Otherwise repaid in full with proceeds of ERO or otherwise equitized	▪ Roll-up TBD – subject to confirming no fees (including upon exit)
IntermediateCo Notes	▪ 95% of post-reorg equity (subject to dilution from ERO (if applicable), warrants and TBD management incentive plan ("MIP")); and ▪ Subscription rights for 95% of any ERO	▪ 72% of post-reorg equity (subject to dilution from ERO (if applicable), warrants and MIP); and ▪ Subscription rights for 72% of any ERO
TopCo Unsecured Creditors (ex. FFTA Facilities & IntermediateCo Guarantee Claims)	▪ 5% of post-reorg equity (subject to dilution from ERO (if applicable), warrants and TBD MIP); and ▪ Subscription rights for 5% of any ERO	▪ 28% of post-reorg equity (subject to dilution from ERO (if applicable), warrants and MIP) ▪ Subscription rights for 28% of any ERO ▪ Right to put at FMV at any time from or after 3rd anniversary of plan effective date ▪ Structured alternative for funds that cannot hold equity (e.g., equity held by SPV debt issuer)

WACHTELL, LIPTON, ROSEN & KATZ HOULIHAN LOKEY | 1

DRAFT | CONFIDENTIAL | SUBJECT TO CHANGE | SUBJECT TO NDA | SUBJECT TO FRE 408 AND ITS EQUIVALENTS

Term Sheet Comparison

	Company Proposal (8/5)	AHG Counterproposal (8/10)
DIP Financing	▪ Facility size and terms TBD ▪ Brookfield has provided an offer for a $50mm junior DIP facility (junior to vessel-level debt) ▪ Facility to be repaid in full at exit with proceeds of Equity Rights Offering ("ERO") or otherwise equitized	▪ Agreed, subject to TopCo Noteholders' right to participate in an amount TBD
FFTA Vessel-Level Debt	▪ See Section V ("Key Terms of Commercial Agreement among Company, FFTA Vessel-Level Lenders and Brookfield" in proposal received August 8th, 2022) for treatment of vessel-level debt	▪ Agreed
ShuttleCo Vessel-Level Debt	▪ No changes / ShuttleCo ring-fenced	▪ Agreed
IntermediateCo RCF	▪ Rolled into proposed Brookfield DIP financing facility ▪ Otherwise repaid in full with proceeds of ERO or otherwise equitized	▪ Roll-up TBD – subject to confirming no fees (including upon exit)
IntermediateCo Notes	▪ 95% of post-reorg equity (subject to dilution from ERO (if applicable), warrants and TBD management incentive plan ("MIP")); and ▪ Subscription rights for 95% of any ERO	▪ 72% of post-reorg equity (subject to dilution from ERO (if applicable), warrants and MIP); and ▪ Subscription rights for 72% of any ERO
TopCo Unsecured Creditors (ex. FFTA Facilities & IntermediateCo Guarantee Claims)	▪ 5% of post-reorg equity (subject to dilution from ERO (if applicable), warrants and TBD MIP); and ▪ Subscription rights for 5% of any ERO	▪ 28% of post-reorg equity (subject to dilution from ERO (if applicable), warrants and MIP) ▪ Subscription rights for 28% of any ERO ▪ Right to put at FMV at any time from or after 3rd anniversary of plan effective date ▪ Structured alternative for funds that cannot hold equity (e.g., equity held by SPV debt issuer)

WACHTELL, LIPTON, ROSEN & KATZ HOULIHAN LOKEY | 2

DRAFT | CONFIDENTIAL | SUBJECT TO CHANGE | SUBJECT TO NDA | SUBJECT TO FRE 408 AND ITS EQUIVALENTS

Term Sheet Comparison

	Company Proposal (8/5)	AHG Counterproposal (8/10)
FFTA Facilities TopCo Guarantee Claims	▪ 5-year warrants for 5% of post-reorg equity; strike price set at equity value implying payment in full on the IntermediateCo Notes claims (incl. make whole)	▪ Agreed
Minority Protections	▪ NA	▪ See separate Governance Term Sheet[1]
MIP	▪ TBD	▪ Maximum amount to be agreed as part of an RSA

Guarantors Security	▪ Negative pledge from / w.r.t all facility-level obligors, Silo HoldCo or Cross Guarantors
	▪ Any new debt raised with recourse to any guarantor to be either refinancing debt (within permitted baskets) or subordinated debt[2]. Additional indebtedness permitted only if pro forma min. liquidity (incl. 12 months scheduled interest and amort) are no worse off
	▪ Assignment and subordination of I/C loans – freely available if no EoD
	▪ Each FFTA facility to have cross Events of Default to each other
	  ▪ No cross default of debt at ShuttleCo or FPSO Silo B
	▪ FFTA HoldCos ("Sub HoldCos") to provide 100% guarantee
	▪ No cross liens at asst-level FFTA entities or Sub HoldCos except:
	  ▪ 2nd lien for Gina Krog lenders on PJ1
	  ▪ Security for Gina Krog and PJ1 lenders in Piranema
		▪ Agreed

(1) Governance Term Sheet forthcoming

(2) For the avoidance of doubt, limitations on new debt will only be applicable to guarantor entity to which new debt has recourse, e.g. new debt raised to secure Arendal would have to refinance Arendal debt, but not debt at all other guarantors

Wachtell, Lipton, Rosen & Katz Houlihan Lokey | 3

DRAFT | CONFIDENTIAL | SUBJECT TO CHANGE | SUBJECT TO NDA | SUBJECT TO FRE 408 AND ITS EQUIVALENTS Term Sheet Comparison 4 Company Proposal (8/5) AHG Counterproposal (8/10) Upstreaming / Restricted Payments No upstreaming / restricted payments while Knarr New Money commitments remain outstanding, and / or while the New Money amounts are outstanding, other than for upstreaming of cash to cover corporate costs and / or G&A HoldCo Cross Guarantor minimum liquidity covenant set at $15mm, tested at quarter - end commencing at the earlier of (i) end of the first quarter in which the Knarr new money is drawn and (ii) 2 years from completion of the restructuring HoldCo Cross Guarantor commits to upstream cash to cover TopCo corporate cost / G&A, subject to an annual cap (e.g., covenant limitations will not apply to payments to cover TopCo / NewCo operating costs up to the agreed annual cap) Creation of pledged cash collection account at HoldCo Cross Guarantor with no restrictions save for (i) financial covenants and (ii) no EOD outstanding. Restrictions upon an EOD TBD Agreed Dividends to New Shareholders No restrictions on distributions from TopCo to New Shareholders Agreed FFTA Sub - HoldCo Cash Upstreaming to HoldCo Cross - Guarantor All FFTA SubHoldCos to upstream cash to HoldCo Cross Guarantor on an unrestricted basis Agreed

5 CORPORATE FINANCE FINANCIAL RESTRUCTURING FINANCI AL AND VALUATION ADVISORY HL .com